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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

FIMEP S.A.
(Translation of registrant's name into English)

89, rue Taibout
75009 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Enclosures:	Press release dated October 31, 2003 announcing FIMEP's financial results for the nine months ended September 30, 2003.
FIMEP—Operating and Financial Review and Prospects.
Unaudited Consolidated Financial Statements as of September 30, 2003.

Paris, October 31, 2003

Fimep

9 month results as of September 30, 2003
Improving margins while reducing debt

Consolidated data (in € millions, US GAAP)	Fimep 9 months 2003	Fimep 9 months 2003 adjusted for purchase accounting(1)	Fimep 9 months 2002 adjusted pro forma(2)	Fimep LTM Sept 2003 adjusted pro forma(2)(3)	Fimep FY 2002 adjusted pro forma(2)(4)	Legrand (Predecessor) 9 months 2002
Sales	2,069.3	2,069.3	2,227.0	2,774.9	2,932.6	2,227.0
Maintainable EBITDA(5)	307.5	433.3	448.2	563.0	577.9	448.2
% sales	14.9%	20.9%	20.1%	20.3%	19.7%	20.1%
EBITDA(5)	287.1	412.9	438.1	522.8	548.0	438.1
% sales	13.9%	20.0%	19.7%	18.8%	18.7%	19.7%
Operating income	58.5	184.3	180.0	229.3	225.0	280.1
% sales	2.8%	8.9%	8.1%	8.3%	7.7%	12.6%
Net income	(134.5)	(54.3)	(20.4)	(77.9)	(44.0)	159.0
Net cash provided from operating activities	162.7	162.7				343.0
% sales	7.9%	7.9%				15.4%

(in € millions, US GAAP)	As of 09.30.2003	As of 12.31.2002
Net financial debt(6)	2,426.5	2,575.6
Net financial debt (pro forma)(6)(7)	2,463.5	2,700.6

        Sales:    Fimep sales in the first nine months of 2003 came to €2,069.3 million showing an 0.3% increase at constant structure and exchange rates. The 7.1% decline in comparison with 2002 published figures is mainly due to the impact of exchange rate variations (-6.8%) in the same period.

        On a like for like basis, third-quarter sales rose +1.9% compared with an 0.5% decline in the first six months of the year. This good showing does not reflect improved market conditions, but does confirm the Group's resilience and ability to deal with an uncertain context.

        Changes in sales by geographical region (at constant structure and exchange rates(8)) were as follows for the first nine months of the year:

France	- 1.9%
Italy	+ 2.4%
Rest of Europe	+ 3.4%
United States and Canada	- 2.8%
Rest of world	+ 2.4%

Total	+ 0.3%

        Earnings:    As a result of Fimep's continuous efforts to reduce costs and enhance productivity, and in spite of unfavourable market trends, Fimep has recorded a noticeable increase of its Operating Income and Maintainable EBITDA margins in comparison with Fimep first nine months 2002 adjusted pro forma figures (all margins being adjusted for non cash purchase accounting entries). Net cash provided from operating activities to sales continued to increase significantly to 7.9% in September 2003 confirming the ability of the group to generate cash.

        Overall, the group achieved a good level of relative performance in its core markets which, combined with a strict control of working capital and capital expenditures, enabled Fimep to reduce its pro forma net financial debt by €237.1million down to €2,463.5 million.

Fimep will hold a conference call on Monday, November 3, 2003, at 06:00 pm French time.

The dial in number will be + 33 (0) 1 7099 3298 and the company name Fimep/Legrand. The conference call will be recorded, and available until November 9th at the following number:+33 (0) 1 7099 3295 Pincode 132166.

Important note:

        In order to provide a comprehensive view of our business taking into account the acquisition by our wholly owned subsidiary of 98% of the share capital of Legrand SA on December 10, 2002 (the "Acquisition") and the subsequent acquisition of the remaining 2% of the share capital of Legrand in order to provide comparable historical figures between our actual results following the Acquisition and those of Legrand SA, our predecessor, we present pro forma accounts of Fimep for first nine months of 2002, FY 2002 and last twelve months ended September 2003 (see definition (2)). However our Operating and Financial Review and Prospects for the nine months ended September 30, 2003, which is being furnished to the US Securities and Exchange Commission in a Report on Form 6-K, compares nine months 2003 results of FIMEP to the nine months 2002 results of our predecessor, in each case prepared in accordance with US GAAP. In order to reconcile the present document with our Operating and Financial Review and Prospects, we have included in the table above, unaudited accounts for our Predecessor in accordance with US GAAP for the first nine months 2002.

Definitions:

(1)
These figures are based on our financial statements adjusted to exclude the following purchase accounting entries related to the Acquisition: one time non cash expenses due to goodwill allocation to inventories (Dec. 2002: €49M, nine months 2003 and 2002: €126M) and in-process research and development (Dec. 2002: €95m). We believe it is relevant to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Fimep and in order to facilitate comparison to historical results of our predecessor prior to the Acquisition.

(2)
Proforma financial information = adjusted for (1) above and assuming full ownership of Legrand throughout the relevant period which means that pro forma accounts give effect to the following transactions (and certain other related transactions) as though they had occurred on January 1, 2002:

•
the Acquisition for aggregate cash consideration of €3,626 million;

•
the completion of the Minority Buy-Out Offer of the remaining public shareholders of Legrand (assuming a per share price equal to that paid in the Acquisition and the acquisition of all outstanding options) for aggregate cash consideration of €74 million;

•
the sale of all marketable securities held by the group;

  •
  the repayment of all outstanding indebtedness of Legrand (other than the Yankee bonds, subordinated perpetual notes (the TSDIs) and €39 million of existing debt, including capital leases and other debt);

  •
  the financing of the foregoing transactions with existing cash of Legrand and with the proceeds from the issuance of ordinary shares by Fimep to the Consortium which formed Fimep for purposes of the Acquisition; the proceeds from the subordinated shareholder PIK loan provided by the Consortium; and borrowings under the senior credit agreement and the mezzanine credit agreement;

  •
  the use of the net proceeds of our offering of high yield notes on February 12, 2003, to repay the amounts borrowed under the mezzanine credit agreement.

        Reconciliation for the first nine months of 2002 of our Predecessor's operating income and Fimep operating income adjusted pro forma:

9 months 2002
in € millions
Operating income Predecessor	280.1
Less impact of purchase accounting entries recorded by Fimep:
Cost of goods sold	(125.8)
R&D	(77.8)
Administrative and selling expenses	(15.6)
Other adjustments	(6.7)
Subtotal purchase accounting entries	(225.9)

Operating income Fimep pro forma	54.2

Adjustment for inventories revaluation	125.8

Operating income Fimep adjusted pro forma	180.0

        Reconciliation for the first nine months of 2002 and 2003 between net cash provided operating activities and EBITDA of Fimep and our Predecessor, Legrand:

	Fimep 9 months 2003	Legrand 9 months 2002
	in € millions
Net cash provided from operating activities	162.7	343.0
on operating expenses (income)	193.0	121.1
Changes in operating assets and liabilities	62.7	(37.0)
Other	(131.3)	11.0

EBITDA	287.1	438.1

        Reconciliation for the first nine months of 2002 and FY 2002 of our Predecessor's EBITDA and Fimep EBITDA adjusted pro forma:

	9 months 2002	FY 2002
	in € millions
EBITDA Predecessor	438.1	548.0
Add changes in operating income	(225.9)	(260.2)
Add changes in depreciation of assets	100.1	134.4

EBITDA Fimep pro forma	312.3	422.2

Adjustment for inventories revaluation	125.8	125.8

EBITDA Fimep adjusted pro forma	438.1	548.0

        Reconciliation for the first nine months of 2002 and FY 2002 of our Predecessor's maintainable EBITDA and Fimep maintainable EBITDA adjusted pro forma:

	9 months 2002	FY 2002
	in € millions
Maintainable EBITDA Predecessor	448.2	577.9
Add changes in operating income	(225.9)	(260.2)
Add changes in depreciation of assets	100.1	134.4

Maintainable EBITDA Fimep pro forma	322.4	452.1

Adjustment for inventories revaluation	125.8	125.8

Maintainable EBITDA Fimep adjusted pro forma	448.2	577.9

        Reconciliation between our Predecessor's net income and Fimep's first nine months of 2002 and FY 2002 pro forma net income:

	FIMEP FY 2002 pro forma	FIMEP 9 months 2002 pro forma
	in € millions
Predecessor historical net income for the period from January 1, 2002 to September 30, 2002		159
Predecessor historical net income for the period from January 1, 2002 to December 10, 2002	208
FIMEP historical net income for the period from December 10, 2002 through December 31, 2002	(129)
Adjustments for the Acquisition and the Minority Buy-Out Offer	21	(71)
Adjustments for the financing	(144)	(108)

Net income pro forma	(44)	(20)

(3)
Fimep LTM September 2003 adjusted pro forma data is based on (a) Fimep FY 2002 adjusted pro forma data minus Fimep nine months 2002 adjusted pro forma data plus (b) Fimep nine months 2003 adjusted data.

(4)
Final figures as per the registration statement on Form F-4 filed by Fimep with the US Securities Exchange Commission on August 8, 2003.

(5)
Reconciliation of EBITDA and Maintainable EBITDA with Net Income:

	Fimep 9 months 2003	Fimep 9 months 2003 adjusted for purchase accounting	Fimep 9 months 2002 adjusted pro forma	Fimep LTM September 2003 adjusted pro forma	Fimep FY 2002 adjusted pro forma	Legrand (Predecessor) 9 months 2002
	in €millions
Net income	(134.5)	(54.3)	(20.4)	(77.9)	(44.0)	159.0
Less minority interests + equity in earnings of investees	(1.1)	(1.1)	(2.4)	(3.7)	(5.0)	0.5
Add income tax	(36.5)	9.1	(1.6)	10.7	0.0	65.2
Add other expenses	0.0	0.0	0.0	(1.0)	(1.0)	(2.2)
Less exchange/translation results	2.4	2.4	0.0	2.4	0.0	0.0
Add changes in swap fair market value	48.6	48.6	0.0	48.6	0.0	0.0
Add interests expenses	179.6	179.6	204.4	250.2	275.0	57.6
Operating income	58.5	184.3	180.0	229.3	225.0	280.1
Add amortization and depreciation	228.6	228.6	258.1	293.5	323.0	158.0

EBITDA	287.1	412.9	438.1	522.8	548.0	438.1

Add expenses directly linked to Schneider's acquisition of Legrand	0.0	0.0	1.9	2.3	4.2	1.9
Less profit and loss on assets disposal	(2.6)	(2.6)	(14.7)	3.2	(8.9)	(14.7)
Add one time restructuring expenses	23.0	23.0	22.9	34.7	34.6	22.9

Maintainable EBITDA	307.5	433.3	448.2	563.0	577.9	448.2

        EBITDA:    means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

        Maintainable EBITDA:    we have included Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

(6)
Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities—cash and cash equivalents,—marketable securities- short term restricted cash—long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including, the subordinated shareholder PIK loan, net financial debt amounts to €3,628.2 million as of September 30 2003 and €3,734.6 million as of December 31, 2002

(7)
Reconciliation of Net Financial Debt pro forma with Net Financial Debt:

	As of 09.30.2003	As of 12.31.2002
	in € millions
Net Financial Debt	2,426.5	2,575.6
Add currency swap linked to the debt	10.3	0.0
Add fees and expenses incurred in connection with the Acquisition and related transactions which remained payable	3.4	51.0
Add cost to acquire minority shares owned by the public pursuant to minority buy out	23.3	74.0

Net Financial Debt pro forma	2,463.5	2,700.6

(8)
Reconciliation of sales between net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation and using constant exchange rates (mentioned as like for like in the table below) as of 09.30.2002:

	9 months 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	in € millions
Net sales by geographical segment as reported	2,227.0	595.8	419.6	380.0	495.4	336.2
Reconciling items:
Changes in scope of consolidation	(11.4)	(4.2)	0.0	(0.3)	(6.3)	(0.6)
Using constant exchange rates	(152.5)	0.0	0.0	(10.0)	(81.0)	(61.5)

Net adjusted sales by geographical segment like for like	2,063.1	591.6	419.6	369.7	408.1	274.1

Forward looking statements:

        This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors are urged to read the registration statement of FIMEP filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Fimep with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by FIMEP with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. FIMEP disclaims any obligation to publicly update or revise any forward-looking information.

FIMEP
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Unless otherwise indicated, all amounts in this discussion and analysis are presented in accordance with US GAAP.

        On December 10, 2002, we acquired approximately 98% of the outstanding share capital of Legrand. On October 2, 2003 we have acquired the remaining shares of Legrand following a public buy-out offer and a minority squeeze out. Because we had no significant operations of our own prior to December 10, 2002, Legrand is considered our predecessor. We have performed a comparison in US GAAP of our results of operations for the nine month period ended September 30, 2003 with the historical results of Legrand for the nine month period ended September 30, 2002.

        Please note that all percentages may vary by one or two digits as they may be calculated on non rounded figures.

Overview

Operating Results

Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. They are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions are the principal factors affecting our sales and market performance.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of our net sales and operating income by segment in the nine months ended September 30, 2003 for Fimep and in the nine months ended September 30, 2002 for our Predecessor.

	Nine month period ended September 30,
	Predecessor 2002		Fimep 2003
	€	%	€	%
	(€ in millions, except percentages)
Net sales by subsidiaries located in:
France	684.6	30.7	665.2	32.1
Italy	425.8	19.1	436.4	21.1
Rest of Europe(1)	369.7	16.6	365.5	17.7
United States and Canada	504.5	22.7	401.1	19.4
Rest of the World(2)	242.4	10.9	201.1	9.7

Total	2,227.0	100.0	2,069.3	100.0

Operating income of subsidiaries located in:
France	115.6	41.3	(14.5)	(24.8)
Italy	87.6	31.3	54.6	93.3
Rest of Europe(1)	10.4	3.7	(14.3)	(24.4)
United States and Canada	11.6	4.1	13.0	22.2
Rest of the World(2)	54.9	19.6	19.7	33.7

Total	280.1	100.0	58.5	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination in the nine months ended September 30, 2003 for Fimep and in the nine month ended September 30 2002 for our Predecessor. Sales by destination means all sales made to third parties by us in a given geographic market.

	Nine month period ended September 30,
	Predecessor 2002		Fimep 2003
	€	%	€	%
	(€ in millions, except percentages)
Net sales to customers located in:
France	595.8	26.8	580.2	28.0
Italy	419.6	18.8	429.5	20.8
Rest of Europe(1)	380.0	17.1	382.3	18.5
United States and Canada	495.4	22.2	396.7	19.1
Rest of the World(1)	336.2	15.1	280.6	13.6

Total	2,227.0	100.0	2,069.3	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

        Net Sales.    Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local living standards, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market.

        Changes in our consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period);

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

  (iii)
  changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

  (v)
  changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as "changes in the scope of consolidation").

        Since January 1, 2002, changes in net sales recorded by us have been driven primarily by moderate increases and limited declines in demand in accordance with local economic conditions in our markets.

        Cost of Goods Sold.    Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production. Approximately one-half of the cost of production materials relates to components and semi-finished goods and the other half to raw materials. We purchase locally most of the materials used in production, and as a result the prices of these materials are generally determined by local market conditions. However, we aim to increase the percentage of production materials we purchase at group-level from the current 40% to 60% in order to benefit from economies of scale and enhanced purchasing power. Costs of production materials typically account for approximately 50% of cost of goods sold.

  •
  Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Salaries and payroll charges typically account for approximately 30% of cost of goods sold.

    •     The remaining cost of goods sold consists of:

  •
  depreciation of fixed assets, which have steadily increased over the last nine months due to our acquisitions and capital expenditures;

  •
  outsourcing or subcontracting costs relating to services used by us on an occasional basis during periods of excess demand; and

  •
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  (i)
  production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

  (ii)
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the group level; and

  (iii)
  product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

        Since January 1, 2002, changes in cost of goods sold have been driven primarily by variations in sales volumes, productivity enhancement and changes in the average market prices of production materials.

        Administrative and Selling Expenses.    Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for almost one-half of our administrative and selling expenses. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

        Since January 1, 2002, changes in administrative and selling expenses resulted primarily from our commitment to pursuing and even stepping up efforts in both research and development and sales & marketing.

        Operating Income.    Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and employee profit sharing expenses. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy and the Rest of the World segments, where we have well-established market positions, operating income adjusted for purchase accounting entries as a percentage of net sales is higher than in segments where our market position is less developed.

        Since January 1, 2002, changes in operating income resulted primarily from the divergence between variations in cost of goods sold and administrative and selling expenses and variations in net sales over the same period.

        Net Interest Expense.    Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs, the Yankee bonds, the High Yield bonds and the amounts made available to us under the Senior Credit Facility. See "—Liquidity and Capital Resources".

  Changes in the Scope of Consolidation

        Consistent with our strategy of pursuing profitable revenue growth, in part through selective acquisitions of companies with high-quality products and existing market positions, we have made several acquisitions during the last three years.

        Our general policy is to consolidate or deconsolidate acquired or disposed companies and divisions on their date of acquisition or disposal in accordance with generally accepted accounting principles. However, when the consolidation or deconsolidation is not expected to have a material impact on our income or assets, we may, for reasons of practicality, consolidate or deconsolidate the acquired company or division on the first day of the fiscal year following the year during which the company or division has been acquired or disposed.

  Excluding the Effect of Acquisitions

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of changes in the scope of consolidation." We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of changes in the scope of consolidation" are computed as follows:

  Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

  Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period since the date of first consolidation. To analyze consolidated net sales excluding the effect of acquisitions, we include sales of the acquired company, based on sales information we receive from the party from whom we make the acquisition, for the portion of the prior period during which we did not consolidate the entity.

  Disposals during the Current Period

        Where companies are disposed of during the current period, the net sales of the company disposed of are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and deconsolidation. To analyze consolidated net sales excluding the effect of disposals, we exclude sales of the divested company, for the portion of the prior period equal to the portion of the current period subsequent to its disposal.

  Disposals during a Prior Period

        Where companies were disposed of during the prior period, the net sales of the company disposed are not reflected in our consolidated statement of income for the current period. To analyze consolidated net sales excluding the effect of disposals, we exclude sales of the divested company for the prior period.

  Using constant exchange rates

        Our consolidated historical net sales include the effects of exchange rates differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these changes, we use constant exchange rates (by adjusting prior year reported sales using current period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing and explaining changes and trends in our historical consolidated net sales. This is referred to as "using constant exchange rates" in the discussions below.

  Reconciliation of Net Sales

        Summarized below is a reconciliation of net sales as reported under US GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

        Reconciliation of net sales by location of subsidiaries:

	Nine months 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales by location as reported	2,227.0	684.6	425.8	369.7	504.5	242.4
Reconciling items:
Changes in scope of consolidation	(11.4)	(5.6)	0.0	0.0	(5.8)	0.0
Using constant exchange rates	(152.5)	0.0	0.0	(11.5)	(84.3)	(56.7)

Net sales by location as adjusted(1)	2,063.1	679.0	425.8	358.2	414.4	185.7

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

        Reconciliation of net sales by geographical segment (location of sales)

	Nine months 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales by geographical segment as reported	2,227.0	595.8	419.6	380.0	495.4	336.2
Reconciling items:
Changes in scope of consolidation	(11.4)	(4.2)	0	(0.3)	(6.3)	(0.6)
Using constant exchange rates	(152.5)	0.0	0.0	(10.0)	(81.0)	(61.5)

Net adjusted(1) sales by geographical segment	2,063.1	591.6	419.6	369.7	408.1	274.1

(1)
Represents net sales as reported excluding the effects of changes in the scope of consolidation and the use of constant exchange rates.

Additional factors that will affect our future results of operations

        The Acquisition, the application of purchase accounting adjustments related thereto, and the related transactions will continue to affect our future results of operations. The substantial indebtedness that we incurred to finance the Acquisition and increased interest rates for such indebtedness (compared to the interest rates for indebtedness that was paid off) will increase our interest expense significantly.

Overview of Comparative Periods

        First nine months of 2003 FIMEP compared with the first nine months of 2002 (Predecessor)

  Net Sales

        Our consolidated net sales decreased by 7.1% to €2,069.3 million in the first nine months of 2003, compared with €2,227.0 million in the first nine months of 2002. This resulted from:

  •
  a 6.8% decrease in net sales due to unfavorable fluctuations in currency exchange rates;

  •
  a 0.5% decrease in net sales due to changes in the scope of consolidation; and

  •
  a 0.3% increase excluding the effects of changes in the scope of consolidation and using constant exchange rates.

        France.    Net sales of our French subsidiaries decreased by 2.8% to €665.2 million in the first nine months of 2003, compared with €684.6 million in the first nine months of 2002. This decrease was the result of a 2.0% decrease in net sales (excluding the effects of changes in the scope of consolidation), due to a decrease in the level of market demand in France and a lower level in export sales from the French subsidiaries to markets outside France.

        Excluding the effects of changes in the scope of consolidation, the net sales to customers located in France decreased by 1.9% in the first nine months of 2003 compared with the first nine months of 2002.

        Italy.    Net sales by our Italian subsidiaries increased by 2.5% to €436.4 million in the first nine months of 2003, compared with €425.8 million in the first nine months of 2002. This increase was mainly driven by good commercial performance of certain product lines despite unfavorable general market conditions.

        Excluding the effect of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in Italy increased by 2.4% in the first nine months of 2003 compared with the first nine months of 2002.

        Changes in the scope of consolidation had no material impact on net sales in the Italy segment.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment decreased by 1.1% to €365.5 million in the first nine months of 2003, compared with €369.7 million in the first nine months of 2002. Excluding the effect of changes in the scope of consolidation and using constant exchange rates, net sales increased by 1.8%. Net sales decreased by 2.9% due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in European countries other than France and Italy increased by 3.4% in the first nine months of 2003 compared with the first nine months of 2002.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 20.5% to €401.1 million in the first nine months of 2003, compared with €504.5 million in the first nine months of 2002. This decrease resulted primarily from a 3.5% decrease in net sales excluding the effects of the changes in the scope of consolidation and using constant exchange rates, a 1.2% decrease in net sales due to changes in the scope of consolidation and a 16.6% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in the United States and Canada decreased by 2.8% in the first nine months of 2003 compared with the first nine months of 2002. This decline was the result of the continuing depressed market conditions in the United States, especially in the commercial and industrial sectors.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 17.0% to €201.1 million in the first nine months of 2003 compared with €242.4 million in the first nine months of 2002. This decrease resulted from a 23.3% decrease in net sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Mexico, partially compensated by a 8.1% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates.

        Changes in the scope of consolidation had no material impact on net sales in the Rest of the World segment.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in countries in the Rest of the World increased by 2.4% in the first nine months of 2003 compared with the first nine months of 2002.

  Operating Expenses

Cost of goods sold

        Our consolidated cost of goods sold slightly increased by 0.6% to €1,249.5 million in the first nine months of 2003 compared with €1,242.4 million in the first nine months of 2002. The increase in consolidated cost of goods sold resulted primarily from the unfavorable effect of a non-recurring €125.8 million purchase accounting adjustment to inventory partially offset by a 7.1% decrease in consolidated net sales and continuous productivity improvement combined with cost cutting measure in response to the depressed economic environment.

        Overall, our consolidated cost of goods sold as a percentage of consolidated net sales increased to 60.4% in the first nine months of 2003 compared with 55.8% in the first nine months of 2002. Excluding the non-recurring inventory adjustment, cost of goods sold as a percentage of consolidated net sales decreased to 54.3% in the first nine months of 2003.

        France.    Cost of goods sold in the France segment increased by 15.9% to €377.9 million in the first nine months of 2003 from €326.1 million in the first nine months of 2002, reflecting principally the unfavorable effect of a non-recurring €64.4 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the France segment decreased by 3.9% to €313.5 million in the first nine months of 2003 from €326.1 million in the first nine months of 2002, while net sales decreased by 2.8% over the same period. On a similar basis, cost of goods sold in the France segment, as a percentage of net sales, decreased to 47.1% in the first nine months of 2003 compared with 47.6% in the first nine months of 2002.

        Italy.    Cost of goods sold in the Italy segment increased by 5.8% to €245.6 million in the first nine months of 2003 from €232.2 million in the first nine months of 2002, reflecting principally the unfavorable effect of a non-recurring €24.1 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the Italy segment decreased by 4.6% to €221.5 million in the first nine months of 2003 from €232.2 million in the first nine months of 2002, while net sales increased by 2.5% over the same period. This decrease, excluding the non-recurring inventory charge, in the cost of goods sold resulted primarily from a reduction in purchases of production materials due to lower net sales to Enel. Excluding the non-recurring inventory charge, cost of goods sold in the Italy segment, as a percentage of net sales, decreased to 50.8% in the first nine months of 2003 compared with 54.5% in the first nine months of 2002.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 4.5% to €255.4 million in the first nine months of 2003 from €244.3 million in the first nine months of 2002, reflecting principally the unfavorable effect of a non-recurring €14.5 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the Rest of Europe segment decreased by 1.4% to €240.9 million in the first nine months of 2003 from €244.3 million in the first nine months of 2002, while net sales decreased by 1.1% over the same period. Excluding the non-recurring inventory charge, cost of goods sold in the Rest of Europe segment decreased slightly, as a percentage of net sales, to 65.9% in the first nine months of 2003 compared with 66.1% in the first nine months of 2002.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 20.9% to €246.3 million in the first nine months of 2003 from €311.4 million in the first nine months of 2002, despite a non-recurring €7.1 million purchase accounting adjustment to inventory. This decrease resulted primarily from (i) a reduction in purchases of production materials due to lower net sales, (ii) decrease in the value of the dollar against other currencies and (iii) the effect of workforce reductions. As a result of these cuts, the average number of employees in production as of September 30, 2003 decreased by 19.0% (approximately 434 employees) compared with September 30, 2002. Excluding the non-recurring inventory charge, cost of goods sold in the United States and Canada segment, as a percentage of net sales, decreased to 59.6% in the first nine months of 2003 compared with 61.7% in the first nine months of 2002.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 3.2% to €124.3 million in the first nine months of 2003 in comparison to €128.4 million in the first nine months of 2002. Cost of goods sold for the first nine months of 2003 reflects an unfavorable non-recurring €15.7 million purchase accounting adjustment to inventory. Excluding the non-recurring inventory charge, cost of goods sold in the Rest of the World segment decreased by 15.4% to €108.6 million in the first nine months of 2003 from €128.4 million in the first nine months of 2002, while net sales decreased by 17.0% over the same period. The decrease in the cost of goods sold in the Rest of the World segment was affected by (i) a reduction in purchases of production materials due to lower sales and (ii) the decrease in the value of local currencies against the euro. Excluding the non-recurring inventory charge, the cost of goods sold in the Rest of the World segment increased, as a percentage of net sales, to 54.0% in the first nine months of 2003 compared with 53.0% in the first nine months of 2002.

  Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 4.8% to €549.4 million in the first nine months of 2003 compared with €576.9 million in the first nine months of 2002, while consolidated net sales decreased by 7.1% over the same period.

        The decrease in consolidated administrative and selling expenses was principally driven by the decrease in the administrative and selling expenses in France, in the United States and Canada and in the Rest of the World segments, attributable to lower net sales, the cost-cutting measures implemented in 2002 and 2003, and significant fluctuations in exchange rates (for the United States and Canada and in the Rest of the World segments), partially offset by costs related to increased advertising and commercial expenses to support our sales.

        As a percentage of net sales, consolidated administrative and selling expenses increased to 26.6% in the first nine months of 2003 compared with 25.9% in the first nine months of 2002.

        France.    Administrative and selling expenses in the France segment decreased by 1.0% to €195.7 million in the first nine months of 2003 from €197.7 million in the first nine months of 2002, while net sales decreased by 2.8% over the same period. As a percentage of net sales, administrative and selling expenses in the France segment increased to 29.4% in the first nine months of 2003 compared with 28.9% in the first nine months of 2002.

        Italy.    Administrative and selling expenses in the Italy segment increased by 4.6% to €91.3 million in the first nine months of 2003 from €87.3 million in the first nine months of 2002, while net sales increased by 2.5% over the same period. This increase was due in part to the increase in sales in the Italy segment. As a percentage of net sales, administrative and selling expenses in the Italy segment increased to 20.9% in the first nine months of 2003 compared with 20.5% in the first nine months of 2002.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 3.1% at €102.5 million in the first nine months of 2003 compared with the first nine months of 2002 (€99.4 million), while net sales decreased by 1.1% over the same period. As a result, administrative and selling expenses in the Rest of Europe segment increased, as a percentage of net sales, to 28.0% in the first nine months of 2003 compared with 26.9% in the first nine months of 2002.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 19.7% to €111.5 million in the first nine months of 2003 from €138.9 million in the first nine months of 2002, while net sales decreased by 20.5% over the same period. As a percentage of net sales, administrative and selling expenses increased slightly to 27.8% in the first nine months of 2003 compared with 27.5% in the first nine months of 2002.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment decreased by 9.7% to €48.4 million in the first nine months of 2003 from €53.6 million in the first nine months of 2002, while net sales decreased by 17.0% over the same period. As a percentage of net sales, administrative and selling expenses in the Rest of the World segment increased to 24.1% in the first nine months of 2003 compared with 22.1% in the first nine months of 2002.

  Operating income (loss)

        Our consolidated operating income (loss) decreased by 79.1% to an operating income of €58.5 million in the first nine months of 2003 in comparison with an operating income of €280.1 million in the first nine months of 2002. This decrease in consolidated operating income resulted primarily from:

  •
  a 7.1% decrease in consolidated net sales and an 0.6% increase in the cost of goods sold in the first nine months of 2003 compared with the first nine months of 2002; and

  •
  an 90.2% increase (€92.4 million) in research and development expense due to amortization of intangible assets recorded by FIMEP in connection with its acquisition of Legrand; partially offset by:

  •
  a 4.8% decrease in administrative and selling expenses in the first nine months of 2003 compared with the first nine months of 2002.

        France.    Operating income in the France segment decreased by 112.5% to a loss of €14.5 million in the first nine months of 2003 compared with income of €115.6 million for the first nine months of 2002, principally as a result of increases in (i) cost of goods sold resulting from the reversal of purchase accounting adjustments to inventory and (ii) research and development expense resulting from the amortization of purchase accounting adjustments to intangible assets.

        Italy.    Operating income in the Italy segment decreased by 37.7% to €54.6 million in the first nine months of 2003 compared with €87.6 million in the first nine months of 2002. This decrease was due principally to increases in (i) cost of goods sold resulting from the reversal of purchase accounting adjustments to inventory and (ii) research and development expense resulting from the amortization of purchase accounting adjustments to intangible assets, partially offset by increases in net sales and decreases in cost of goods sold, excluding the non-recurring purchase accounting adjustment to inventory.

        Rest of Europe.    The Rest of Europe segment recorded an operating loss of €14.3 million in the first nine months of 2003 compared with a operating income of €10.4 million in the first nine months of 2002. This decrease was principally due to the increase in cost of goods sold mainly related to a non-recurring purchase accounting adjustment to inventory and to the decrease in net sales.

        United States and Canada.    Operating income in the United States and Canada segment increased by 12.1% to an income of €13.0 million in the first nine months of 2003 compared with a profit of €11.6 million in the first nine months of 2002. This 13.0% increase was mainly due to a strong decrease in cost of goods sold and administrative and selling expenses (as a result of the continuous efforts of our American subsidiaries to reduce costs and enhance profitability) which more than offset the decrease in net sales. Excluding the non-recurring inventory charge, operating income in the United States and Canada segment increased by 73.3% to a profit of €20.1 million in the first nine months of 2003.

        Rest of the World.    Operating income in the Rest of the World segment decreased by 64.1% to €19.7 million in the first nine months of 2003 from €54.9 million in the first nine months of 2002. This decrease was mainly due to the effects of purchase accounting adjustments to inventory and a reduction in net sales of 17.0% over the same period.

  Net interest expense

        Our consolidated net interest expense increased significantly to an expense of €228.2 million in the first nine months of 2003 from expense of €57.6 million in the first nine months of 2002. Net interest expenses amounted to 11.0% of net sales at the end of the first nine months of 2003 while net interest expenses amounted to 2.6% of net sales at the end of the first nine months of 2002. The increase in interest expenses was due to the increased level of debt at FIMEP incurred to finance the acquisition of Legrand and the decrease in swaps fair market value.

  Income tax

        Our consolidated income tax expenses decreased to a benefit of €36.5 million in the first nine months of 2003 from expense of €65.2 million in the first nine months of 2002.

  Net income

        Our consolidated net income decreased to a loss of €134.5 million in the first nine months of 2003 from income of €159.0 million in the first nine months of 2002, mainly resulting from:

  •
  a €221.6 million decrease in operating income; and

  •
  a €170.6 million increase in net interest expense, partially offset by:

  •
  a €101.7 million decrease in income taxes.

Liquidity and Capital Resources

  Historical cash flows

        The table below summarizes our cash flows for the nine months ended September 30, 2003 for Fimep and for the nine months ended September 30, 2002 for our Predecessor:

	As of September 30, 2002	As of September 30, 2003
	(€ in millions)
Net cash provided from operating activities	343.0	162.7
Net cash provided from (used in) investing activities	234.0	90.9
Net cash used in (provided from) financing activities	(680.0)	(698.0)
Increase (reduction) in cash and cash equivalents	(133.0)	(453.9)
Capital expenditures	(111.0)	(84.0)

  Net cash provided from operating activities

        Our net cash provided from operating activities decreased by 52.6% to €162.7 million as of September 30, 2003, from €343.0 million as of September 30, 2002. The decrease in net cash provided from operating activities of €180.3 million in the first nine months of 2003 was attributable to lower net income and unfavorable changes in operating assets and liabilities partially offset by increases in non-cash expenses such as depreciation and amortization (due in part to the revaluation of intangible assets).

  Net cash used in or provided from investing activities

        Our net cash provided from investing activities for the nine months ended September 30, 2003 amounted to €90.9 million, compared with €234.0 million for the nine months ended September 30, 2002. The decrease resulted principally from the purchase of minority shares of Legrand in 2003 and from the sale of Schneider shares that occurred in 2002.

        Capital expenditures amounted to €84.0 million for the nine months ended September 30, 2003, a decrease of 24.3% from €111.0million for the nine months ended September 30, 2002. The decrease in capital expenditures is mainly attributable to stricter controls of capital expenditures, notably those related to increases in production capacity, due to the depressed economic climate. Approximately 40.0% of capital expenditure are invested in new products.

  Net cash provided from or used in, financing activities

        Our net cash used in financing activities during the first nine months of 2003 amounted to €698.0 million, compared with net cash used in financing activities of €680.0 million in the first nine months of 2002. The increase in net cash used in financing activities resulted mainly from repayment of borrowings and treasury notes, partially offset by new borrowings.

  Debt

        Our gross debt (defined as the sum of TSDIs, related party loans, long-term borrowings and short-term borrowings, including commercial paper programs and bank overdrafts) amounted to €4,639.2 million as of December 31, 2002, and €3,909.7million as of September 30 2003. Our cash and cash equivalents and marketable securities amounted to €754.6 million as of December 31, 2002, and €142.5 million as of September 30, 2003. Our long term and short term restricted cash amounted to €150.2 million as of December 31, 2002 and €139.0 million as of September 30, 2003. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €3,734.6 million as of December 31, 2002, and €3,628.2 million as of September 30, 2003.

        The ratio of net debt to shareholders' equity was 597% as of December 31, 2002, and 856% as of September 30, 2003.

        Our borrowed funds consisted principally of the following as of September 30, 2003:

  •
  €121.8 million of indebtedness under the TSDIs. See "Subordinated Perpetual Notes (TSDIs);"

  •
  €335.2 million under the 8.5% Yankee bonds. See "$400 million 8.5% Yankee bonds due February 15, 2025;"

  •
  €1,538.0 million under the senior credit agreement entered into in connection with the Acquisition;

  •
  €580.3 million of High Yield Notes. See "High Yield Notes;"

  •
  €1,201.7 million under a related party loan including accrued interest; and

  •
  other debt amounting to €132.7 million as of September 30, 2003, consisting of short-term debt and capital leases.

        Historically, our principal uses of cash have been devoted to working capital, capital expenditure, research and development, acquisitions and debt service. We have funded these requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, our indebtedness and debt service requirements have increased significantly, and we no longer benefit from access to the commercial paper market to fund short-term liquidity requirements. However, under the senior credit facility, we have available a €250 million revolving facility and up to €300 million, subject to satisfaction of certain funding conditions, under a borrowing base facility. As of September 30, 2003, €13.5million are drawn under the revolving facility and €236.5 million remain available for further drawings. The €300 million borrowing base facility was fully drawn by January 2003, but as of September 30, 2003, €300 million has been repaid and remains available for further drawings.

  Senior Credit Facility

        The facilities provided to us and our subsidiaries, including FIMAF and Legrand SA, pursuant to the senior credit facility consist of three term facilities (Term A Advance, Term B Advance and Term C Advance), a borrowing base facility and a revolving credit facility. All of these facilities are fully drawn except for the revolving credit facility (€236.5 million remains undrawn) and the borrowing base facility (€300 million of which remains available for borrowings).

        FIMAF, Legrand SA, Legrand SNC and Legrand Holdings, Inc. are currently borrowers under the senior credit facility. A portion of the term advances under the senior credit facility were funded through a special purpose financing company organized in Luxembourg which utilized the proceeds of those advances to purchase funding bonds of FIMAF. FIMAF, Legrand and certain of our operating subsidiaries have guaranteed all or some of the borrowings outstanding under the senior credit facility (including the funding bonds). In addition, certain of the assets of the borrowers and guarantors have been pledged as collateral to secure the facility.

        Interest in respect of the various tranches of loans under the senior credit agreement is computed at a rate per annum equal to EURIBOR or, if the borrowing is not in Euros, the analogous rate for borrowings not drawn in Euros. The margins for the Term A Advance, Term B Advance, Term C Advance, the borrowing base facility and the revolving facility are 2.25%, 2.75%, 3.25% and 2.25%, respectively. The margins in respect of certain tranches of loans are subject to adjustment based on the achievement of certain ratios of debt to cash flow of Legrand.

        The Term A Advance must be repaid in installments beginning on September 30, 2003, then December 31, 2003 and thereafter semi-annually continuing through to December 10, 2009. The Term B Advance must be repaid in two equal semi-annual installments on June 13, 2010 and December 10, 2010. The Term C Advance must be repaid in two equal semi-annual installments on June 13, 2011 and December 10, 2011.

        Under the senior credit facility, we have agreed to maintain specified ratios of total net debt to EBITDA, cash flow to total debt service, EBITDA to net interest and net senior debt to EBITDA. The agreement also restricts our ability to make capital expenditures. In addition, subject to certain exceptions, the agreement restricts the ability of FIMAF to make payments on the subordinated intercompany funding loan and otherwise to us.

        At the beginning of February 2003, we entered into hedging arrangements for a notional amount of €800 million pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped

  Subordinated Perpetual Notes (TSDIs)

        In December 1990 and March 1992, Legrand issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l'entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        Legrand is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR, the European inter-bank offered rate (or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr 375 million (€57 million)), but effective only for the first fifteen years following each issuance. At the time of each issuance, Legrand entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights of interest on the TSDIs once they purchase them from the holders.

        In order to manage Legrand's exposure to fluctuations in interest rates, Legrand has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 8.4% per year in 2000, 9.2% per year in 2001, and 9.6% in 2002 of the average residual carrying value of the TSDIs.

  $400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, Legrand issued $400 million principal amount of 8.5% debentures due February 15, 2025, in an offering registered with the SEC, the Yankee bonds. Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year.

        Upon issuance of our Yankee bond, we entered into a 30-year swap agreement. As a result, the coupon on our Yankee bond is LIBOR, London inter-bank offered rate, plus a margin of 0.53% per annum (reset every 6 months, in arrears). The Yankee bond coupon payments match the swap net payments. The interest swap agreements provided that Legrand SA must post cash collateral in a pledged account if exposure of the counterparty under the swap agreements increases as calculated on a mark-to-market basis.

        At the beginning of February 2003, we entered into a cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

        On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of "the Yankee bond swap" (original maturity 30 years, see above). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

        Under the interest rate hedging swap arrangements entered into by us in connection with the TSDIs and the Yankee bonds, Legrand must post cash collateral if the swap counterparty's exposure to the credit risk of Legrand exceeds the then posted amounts, calculated on a mark to market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand SA's credit rating. Following the Acquisition of Legrand, Legrand SA's credit rating resulted in the threshold being set at zero, and the counterparties' exposure resulted in Legrand S.A. being obliged to deposit €76 million in an account pledged to the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in Legrand SA's credit rating. In addition, Legrand has deposited €74 million in an account with the facility agent for the senior credit agreement which is available only for payments on the TSDIs and related hedging obligations or to provide cash collateral in relation to such hedging obligations. It is possible that Legrand SA may be required to provide additional collateral exceeding amounts already on deposit.

  High Yield Notes

        In February 2003, we issued $350.0 million of 10.5% senior notes due 2013 and €277.5million of 11.0% senior notes due 2013 which remain outstanding as of September 30, 2003.

  Related Party Loan

        In February 2003, we issued a subordinated shareholder PIK loan in the principal amount of €1,156 subscribed by a subsidiary of the group's ultimate parent company. This loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026.

  Restrictions on our subsidiaries' ability to transfer funds to us

        FIMAF and its subsidiaries are restricted pursuant to the terms of the senior credit facilities and an intercreditor deed from making distributions, loans or other payments to us, except to pay interest on the subordinated intercompany loan between FIMEP and FIMAF and in certain other limited circumstances.

        As a result of these restrictions, we may not be able to obtain funds from our subsidiaries by means other than the payments by FIMAF under the subordinated intercompany loan and in certain other limited circumstances.

  Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results, results of operation, liquidity, capital expenditures or capital reserves that is material to investors.

Contractual Obligations

        The following table summarizes the contractual obligations we and our subsidiaries had as of September 30, 2003.

	Historical Payments Due by Period
As of September 30, 2003	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term borrowings	2,453.6	37.6	163.1	277.5	1,975.4
Related party loan	1,201.7	—	—	—	1,201.7
Short-term borrowings	104.1	104.1	—	—	—
Capital lease obligations	28.5	5.5	18.0	5.0	0.0
Subordinated securities and the related loans (TSDIs)	121.8	37.7	75.1	9.0	—

Total contractual obligations	3,909.7	184.9	256.2	291.5	3,177.1

        We believe that our operating cash flows, together with the borrowings under the senior credit facility, will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case. In particular, future drawings under the senior credit facilities will be available only if, among other things, we meet the financial maintenance covenants included in the senior credit agreement. Our ability to meet those covenants will depend on our results of operations and factors outside of our control.

Capital Expenditures

        From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of consolidated net sales (5.2% of consolidated net sales for 2002 and 4.1% of consolidated net sales for the first nine months of 2003), with year-to-year variations that result from the cyclical nature of our investment requirements. Over the medium term, we expect that our capital expenditure levels will decline slightly as a percentage of net sales compared with the average for the years 1990 through 2002. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 6% and 8% of our consolidated net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €239 million in 2002 (equal to 8.0% of our consolidated net sales on a combined basis with our predecessor) and €194.8 million in the first nine months of 2003 (equal to 9.4% of our consolidated net sales). The increase in the research and development expenditure in 2002 and the first nine months of 2003 was as a result of the application of purchase accounting.

        Some production facilities have their own research and development teams, however a major portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of September 30, 2003, approximately 1,500 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, over 25% in Italy and the remainder in other countries.

Variations in Exchange Rates

        A large portion of our subsidiaries outside France operate in countries with currencies other than the euro. Approximately 40% of our net sales in 2002 were denominated in currencies other than the euro, most significantly the dollar and the British pound. As a result, our consolidated operating results are affected by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)."

        The table below sets forth the average daily value of the dollar and the British pound against the euro during the calendar years 2000, 2001, 2002 and the period ended September, 30 2003.

	2000	2001	% change from 2000	2002	% change from 2001	September 2003	% change from 2002
Dollar/euro	1.0850	1.1170	2.9%	1.0611	(5.0)%	0.9005	(16,8)%
British pound/euro	1.6425	1.6091	(2.0)%	1.5917	(1.1)%	1.4502	(9,3)%

        We operate internationally and are thus exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate.

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries.

Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our unaudited consolidated financial statements.

  Goodwill and Other Intangible Assets

        We have made acquisitions in the past that included a significant amount of goodwill (in particular, the acquisition of Legrand on December 10, 2002) and other intangible assets. Under US GAAP in effect before January 1, 2002, the assets were amortized over their estimated useful lives.

        In July 2001, the FASB issued SFAS 141 and SFAS 142, collectively SFAS 141/142. SFAS 141/142 establish new accounting and reporting standards for goodwill and other non-amortized intangible assets. In particular, SFAS 141/142 replace the amortization of these items over their estimated useful lives by an impairment test based on the item's estimated fair value. Other intangibles that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. SFAS 141/142 are effective for us from July 1, 2001 for new acquisitions and from January 1, 2002 for acquisitions previously made.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or in the absence of an active market on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by us using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40% as of January 1, 2002 (for our predecessor) and 8.5% as of December 31, 2002; and

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flows analyses.

        Further to these estimations of the effect of the application of SFAS 141/142 and based on the assumptions above, an impairment loss has been recorded in the 2002 consolidated financial statements of Legrand with respect to our UK operations.

  Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

New US GAAP Pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, SFAS 143. SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 144. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, SFAS 4 will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. We adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities, SFAS 146. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), EITF 94-3. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement 113 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB 133, Accounting for Derivative Instruments and Hedging Activities. Generally, FAS 149 is effective for new contracts entered into after June 30, 2003. The Company does not believe FAS 149 will have a significant impact on its financial statements when adopted.

        In November 2002, the FASB issued Interpretation, FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. Management has not yet determined the impact of the adoption of FIN No. 45 on our consolidated financial condition, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation, FIN No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin, ARB No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after September 15, 2003. The adoption of FIN No. 46 is not expected to have a significant impact on our consolidated results of operations, financial position, or cash flows.

FIMEP US GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

Summary

Consolidated statements of income	30
Consolidated balance sheets	31
Consolidated statements of cash flows	33
Accounting policies and details	34

Consolidated statements of income

	Fimep		Predecessor
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002	Nine-month period ended September 30, 2002
	Euros, in millions
Net sales	2,069.3	0.0	2,227.0
Operating expenses
Cost of goods sold	(1,249.5)	0.0	(1,242.4)
Administrative and selling expenses	(549.4)	0.0	(576.9)
Research and development expenses	(194.8)	0.0	(102.4)
Other operating expenses	(17.1)	0.0	(25.2)

Operating income	58.5	0.0	280.1

Interest income (expense)	(228.2)	0.0	(57.6)

Other non-operating income (expense)	(2.4)	0.0	2.2

Income before taxes, minority interests and equity in earnings of investees	(172.1)	0.0	224.7

Income taxes	36.5	0.0	(65.2)
Net income before minority interests and equity in earnings of investees	(135.6)	0.0	159.5

Minority interests	(0.9)	0.0	(1.4)
Equity in earnings of investees	2.0	0.0	0.9

Net income attributable to Fimep	(134.5)	0.0	159.0

Consolidated balance sheets

	Fimep
	September 30, 2003	December 31, 2002
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	105.1	559.0
Marketable securities	37.4	195.6
Short term restricted cash	34.3	22.5
Trade accounts receivable	577.3	598.2
Short-term deferred taxes	44.9	48.4
Other current assets	119.6	93.4
Inventories	413.5	530.7

Total current assets	1,332.1	2,047.8
Property, plant and equipment, net	947.3	1,024.8
Investments	22.8	26.3
Goodwill	1,353.1	1,354.0
Trademarks, net	1,608.6	1,642.4
Developped Technology, net	482.8	586.0
Mirror swaps	44.8	42.0
Swap associated to TSDI	1.3	2.0
Swap associated to other borrowings	67.5	161.0
Long term restricted cash	104.7	127.5
Long-term deferred taxes	40.5	149.9
Other non-current assets	163.3	166.5

Total non current assets	4,836.7	5,282.4

Total assets	6,168.8	7,330.2

	Fimep
	September 30, 2003	December 31, 2002
	Euros, in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	156.2	723.0
Accounts and notes payable	265.2	268.4
Short-term deferred taxes	4.4	48.0
Other current liabilities	398.0	443.0

Total current liabilities	823.8	1,482.4
Swap fair value associated to TSDI	142.7	153.0
Long-term deferred taxes	761.1	893.9
Long-term liabilities	215.9	207.1
Long-term borrowings	2,430.0	2,607.0
Swap fair value associated to other borrowings	28.5	0.0
Subordinated securities	121.8	150.2
Minority interests	19.4	51.8
Paiement-In-Kind loans (PIK)	1,201.7	0.0
Private Equity Certificate (PEC)	0.0	1,159.0
Shareholders' equity
Capital stock, par value €2	759.1	759.1
Retained earnings	(276.4)	(129.2)
Translation reserve	(58.8)	(4.1)

	423.9	625.8

Total liabilities and shareholders' equity	6,168.8	7,330.2

Consolidated statements of cash flows

	Fimep		Predecessor
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002	Nine-month period ended September 30, 2002
	Euros, in millions
Operating activities:
Net income attributable to Fimep	(134.5)	0.0	159.0
Reconciliation of net income to net cash:
—depreciation of tangible assets	117.1	0.0	130.0
—amortization of intangible assets	111.5	0.0	28.0
—changes in long-term deferred taxes	(46.7)	0.0	(9.0)
—changes in other long-term assets and liabilities	(22.6)	0.0	4.0
—minority interests	0.9	0.0	1.4
—equity in earnings of investees	(2.0)	0.0	(0.9)
—other items having impacted the cash	203.2	0.0	13.5
(Gains) losses on fixed asset disposals	(1.5)	0.0	(13.0)
(Gains) losses on sales of securities	0.0	0.0	(7.0)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	(21.2)	0.0	8.0
—inventories	(3.9)	0.0	2.0
—accounts and notes payable	1.6	0.0	32.0
—other operating assets and liabilities	(47.0)	0.0	(5.0)

Net cash provided from operating activities	162.7	0.0	343.0

Investing activities
Net proceeds from sales of fixed assets	11.2	0.0	118.0
Capital expenditures	(84.0)	0.0	(111.0)
Proceeds from sales of marketable securities	220.1	0.0	253.0
Investments in marketable securities	(5.6)	0.0	(22.0)
Investments in consolidated entities	(50.8)	0.0	0.0
Investments in non-consolidated entities	0.0	0.0	(4.0)

Net cash used in investing activities	90.9	0.0	234.0

Financing activities
Related to shareholders' equity:
—capital increase	0.0	0.0	0.0
—purchase of Legrand's shares	0.0	0.0	0.0
—dividends paid by Legrand	0.0	0.0	(60.0)
—dividends paid by Legrand's subsidiaries	(0.5)	0.0	0.0
Other financing activities:
—reduction of subordinated securities	(28.2)	0.0	(38.0)
—new borrowings	611.3	0.0	168.0
—repayments of borrowings	(705.2)	0.0	(176.0)
—debt issuance costs	(7.4)	0.0	0.0
—increase (reduction) of commercial paper	(508.0)	0.0	(368.0)
—increase (reduction) of bank overdrafts	(60.0)	0.0	(206.0)

Net cash (used in) provided from financing activities	(698.0)	0.0	(680.0)

Net effect of currency translation on cash	(9.5)	0.0	(30.0)
Increase (reduction) of cash and cash equivalents	(453.9)	0.0	(133.0)
Cash and cash equivalents at the beginning of the period	559.0	0.0	531.0

Cash and cash equivalents at the end of the period	105.1	0.0	398.0

1)    Basis of presentation and accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of September 30, 2003, and the consolidated results of operations and cash flows for the period ended September 30, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand SA's Annual Report on Form 20-F for the year ended December 31, 2002. The results of operations for the period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002, the Group, through a wholly-owned subsidiary, acquired Legrand SA, whose activities now comprise 100% of the operations of the Group. Accordingly, Legrand SA is considered the Group's predecessor. As a result of the acquisition, the Group was required to establish a new basis of accounting with respect to Legrand. Therefore, the Group's financial statements for the period subsequent to the acquisition (nine months ended September 30, 2003) are not comparable to its predecessor's financial statements for the period prior to the acquisition (nine months ended September 30, 2002).

2)    Inventories

        Inventories are comprised of the following:

	Fimep
	September 20, 2003	December 31, 2002
	Euros, in millions
Purchased raw materials and parts	134.4	133.1
Sub-assemblies, work-in-process	96.8	118.1
Finished goods	247.6	340.5

	478.8	591.7
Less: allowances	(65.3)	(61.0)

	413.5	530.7

        As regarding finished goods, the major part of the decrease is due to the reversal of the valuation of inventory at fair market value at the acquisition date of Legrand, representing €125.8 million at the end of December 2002 and 0 at the end of September 2003.

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	Fimep
	September 30, 2003	December 31, 2002
	Euros, in millions
Senior credit agreement	1,486.9	1,597.3
High-yield notes	580.3	0.0
Mezzanine credit agreement	0.0	601.0
8 1/2% debentures	335.4	371.2
Other long-term borrowings	27.4	37.5

	2,430.0	2,607.0

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

        The Subordinated Shareholder PIK Loan bears interest of 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Fimep
	September 30, 2003	December 31, 2002
	Euros, in millions
Current portion of long-term debt	38.3	25.1
Current portion of capital leases	5.6	8.6
Commercial paper	0.0	508.0
Bank overdrafts	98.3	112.9
Other short-term borrowings	14.0	68.4

	156.2	723.0

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Fimep		Predecessor
	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2002	Nine-month period ended September 30, 2002
	Euros, in millions
Net income (loss)	(134.5)	0.0	159.0
Foreign currency translation adjustments	(54.7)	0.0	(151.9)

Comprehensive income (loss)	(189.2)	0.0	7.1

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Fimep
September 30, 2003
Euros, in millions
Payable until September 30, 2004	16.0
Payable until September 30, 2005	15.1
Payable until September 30, 2006	12.8
Payable until September 30, 2007	11.8
Payable until September 30, 2008	6.4
Subsequent years	16.3

78.4

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Subsequent events

        Common and preferred shares of Legrand have ceased to be listed on the Paris stock exchange on October 2, 2003.

8)    Stock-options

        In June 2003, a shareholders meeting authorized the company to issue, until August 2006, up to 12,347,169 options to subscribe one common share per option. The options may be exercised during 9 years subsequent to the date of issue. The exercise price will be the nominal value of one common share (1 euro per share).

        In June 2003, the board of directors granted 9,555,516 options to employees and non-executive officers.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, FIMEP S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003
FIMEP S.A.
	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

QuickLinks

  Fimep
9 month results as of September 30, 2003 Improving margins while reducing debt
  FIMEP OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  FIMEP US GAAP NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2003
  Consolidated statements of income
  Consolidated balance sheets
  Consolidated statements of cash flows
Basis of presentation and accounting policies
Signatures